A Brand Like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

06011767

Datum / Date	07.03.06	Abteilung / Dept.	FJC Corporate Matters
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

SUPPL

Dear Sirs,

Enclosed please find a copy of Henkel KGaA's press release of March 7, 2006 "Henkel to sell business with rubber-to-metal bonding products".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 15 2006
PROCESSING SECTION 203
WASH. D.C.

Encl.

3/21

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaft auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter
(als persönlich haftende Gesellschafter)
Alois Linder, Kasper Rorsted,
Dr. Friedrich Stara,
Dr. Lothar Steinebach, Hans Van Bylen

221-050625

Henkel

A Brand like a Friend

Press release
March 7, 2006

Henkel Technologies to divest non-core technology

Henkel to sell business with rubber-to-metal bonding products

Henkel signed an agreement to sell its rubber-to-metal bonding chemicals business to US American Lord Corporation.

Düsseldorf, Germany/Cary, NC, USA – Henkel KGaA is in the process of selling to Lord Corporation its business with chemicals for bonding rubber to metal and other substrates. This Henkel Technologies business has so far been a non-core technology within the portfolio and should not be expanded. To date, Henkel has concentrated primarily on the European market with this activity. Since the automotive industry, the major customer in this segment, requires global service, Henkel decided to sell the business.

The sale and purchase agreement for the rubber-to-metal bonding chemicals business was signed by both parties on February 23. The transaction is still subject to outstanding closing conditions including the requisite antitrust approvals.

"The sale is the best strategic solution for all concerned", said Jochen Krautter, Executive Vice President Henkel Technologies. "The increasing globalization of customer operations demands a global presence in this highly specialized segment, and our current operating base cannot offer the kind of coverage required long-term."

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group, a Fortune Global 500 company, operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005, the Henkel Group generated sales of 11,974 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

Contact:
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com
http://presse.henkel.de

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208